15045447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8-65939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buckram Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road Suite 4
(No. and Street)

Glen Cove	NY	11542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter DeBuona 516-759-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/23/15

2/23/15

OATH OR AFFIRMATION

I, Peter DeBuona, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckram Securities Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLANN FILIPPONE
Notary Public, State of New York
No. 30-4672838
Qualified in Nassau County
Commission Expires February 28, 2015

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X Exemption Report
X Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Buckram Securities Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Buckram Securities Ltd. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
January 21, 2015

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2014

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Buckram Securities Ltd.:

We have audited the accompanying financial statements of Buckram Securities Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Buckram Securities Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Buckram Securities Ltd.'s financial statements. The supplemental information is the responsibility of Buckram Securities Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
January 21, 2015

NawrockiSmith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 332,749
Deposit with clearing broker	29,068
Commissions receivable	3,200
Prepaid expenses	18,202
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $15,956	1,148
Security deposits	3,100
Total assets	$ 387,467
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 16,745
Accrued commissions	18,830
Total liabilities	35,575
Stockholder's Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	141,298
Total stockholder's equity	351,892
Total liabilities and stockholder's equity	$ 387,467

The accompanying notes are an integral part of this financial statement

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 588,078
Other income	765
Total revenues	588,843
EXPENSES:	
Commission	287,326
Compensation and benefits	116,449
Insurance	34,935
Occupancy and equipment	21,250
Professional fees	16,324
Clearance charges and regulatory fees	12,764
Communications and data processing	8,764
Other operating expenses	6,185
Total expenses	503,977
Net income	$ 84,846

The accompanying notes are an integral part of this financial statement

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 2	$ 210,592	$ 56,452	$ 267,046
Net income	-	-	84,846	84,846
Balance, December 31, 2014	$ 2	$ 210,592	$ 141,298	$ 351,892

The accompanying notes are an integral part of this financial statement

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 84,846
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	850
Changes in operating assets and liabilities:	
Commissions receivable	500
Taxes receivable	3,682
Prepaid expenses	(1,288)
Accounts payable and accrued expenses	4,029
Accrued commissions	(13,117)
Net cash provided by operating activities	79,502
NET INCREASE IN CASH	79,502
CASH, BEGINNING OF YEAR	253,247
CASH, END OF YEAR	$ 332,749

The accompanying notes are an integral part of this financial statement

BUCKRAM SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies:

Basis of presentation -
The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry. The U.S. dollar ($) is the functional currency of the Company.

Use of estimates -
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions -
Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions -
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker and customer purchases of insurance products.

Furniture, fixtures and equipment -
Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2014 are as follows:	
Computer equipment and software	$ 8,855
Leasehold improvements	4,604
Furniture and fixtures	3,645
	17,104
Less: accumulated depreciation	(15,956)
	$ 1,148

Statement of Cash Flows -
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -
The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

Deposit with clearing broker -
Deposit with clearing broker consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates. The deposit with clearing broker is generally categorized in level 1 of the fair value hierarchy.

Accrued expenses and accrued commissions -
The carrying amounts of accrued expenses and accrued commissions approximate their fair value due to their short-term nature. Accrued expenses and accrued commissions are generally categorized in level 1 of the fair value hierarchy.

4. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2014, the Company had net capital of $329,442, which was $324,442 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

6. <u>Subsequent Events</u>

The Company has evaluated subsequent events through January 21, 2015 which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through January 21, 2015, that would require adjustment or disclosure in the financial statements.

Schedule I

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net capital:	
Total stockholder's equity	$ 351,892
Deductions and/or charges:	
Prepaid expenses	18,202
Furniture, fixtures and equipment, net	1,148
Security deposits	3,100
Net capital	$ 329,442
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 16,745
Accrued commissions	18,830
Total aggregate indebtedness	$ 35,575
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 2,372
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 324,442
Ratio: Aggregate indebtedness to net capital	0.11 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2014.

Schedule II

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Buckram
Securities Ltd.

January 20, 2015

Buckram Securities Ltd. Exemption Report

Buckram Securities Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2014, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17C.F.R §15c3-3(k): (2) (ii)

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Peter P. DeBuona
President

21 Cedar Swamp Road- Suite 4/ Glen Cove, NY 11542 / Tel. (516) 759-7400 / Fax (516) 759-8390

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Buckram Securities Ltd.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buckram Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
January 21, 2015

Nawrocki Smith LLP